Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225


05005785

Amsterdam, 3 February 2005


PROCESSING
SECTION
RECEIVED
FEB 14 2005
179
SEC MAIL
WASH., D.C.

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Jelle Miedema
Company Secretary



enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior
where people matter

Amsterdam, The Netherlands

Vedior delivers strongest growth in final quarter of 2004

For release at 7.00am on 3 February 2005

Zach Miles, Vedior's Chief Executive, said: "*2004 has been a very successful year for the Group and it is particularly satisfying to end it with the strongest growth of the year.*

A major strategic review has strengthened confidence in our direction, focusing on Vedior's leading position in professional/executive recruitment and tailoring brands to specific markets and specific business sectors. At the same time, we continue to see our focus on cost control and improved efficiency bearing fruit and directly benefiting Vedior's bottom line. Over the past 12 months we have successfully strengthened the Group's finances.

We announce today our intention to redeem the preference class A and B shares to simplify our capital structure and reduce financing costs."

HIGHLIGHTS FOR THE FOURTH QUARTER

- **Sales up 8% at €1,640 million (organic growth of 11%)**
- **Operating income up 24% at €59 million (organic growth of 26%)**
- **Currency fluctuations decreased sales by 1% and operating income by 2%**
- **Net income per share improved to €0.19 (2003: €0.14)**
- **Professional/executive recruitment sales up 19% organically with rapid growth in IT, accounting and engineering**
- **Strong growth in permanent placement fees; up 25% organically**

HIGHLIGHTS FOR THE YEAR

- **Sales up 8% at €6,467 million (organic growth of 8%)**
- **Operating income up 37% at €240 million. Excluding special items, operating income was €217 million (organic growth of 21%)**
- **Net income per share €0.73 (2003: €0.47) or €0.66 excluding special items**
- **Net profit of €116 million and EPS of €0.68 or €0.63 excluding special items (restated for IFRS)**
- **Net debt reduced by 16% to €491 million (Q4 2003: €587 million)**
- **Improved operating efficiency lifts conversion ratio (operating income excluding special items divided by gross profit) from 16.2% to 19.0%.**
- **Vedior is now established in 37 markets worldwide, compared with 33 in 2003.**
- **Payment to ordinary shareholders of €0.20, a 25% increase from the prior year.**

N.B. Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals. For the year ending 31 December 2004, organic growth is adjusted for the number of business days in Q1. Operating income and net income per share is before goodwill amortisation.

Special items include profit on the disposal of the Group's 51% interest in Niscom in Japan and the disposal of Sapphire in France, both in the third quarter. The 2003 annual sales of Niscom was €128 million and Sapphire France, €7 million.

Q4 2004 Financial Performance

Sales

Sales increased 8% (organic increase: 11%) to €1,640 million from €1,516 million in the same quarter in 2003. Currency fluctuations decreased sales by 1%. Permanent placement increased 25% organically to 1.9% of sales compared to 1.7% of sales in Q4 2003 led by a boost in demand in all geographic regions.

Professional/executive recruitment sales increased by 19% organically with notable performances from the IT, accounting and engineering sectors. IT recruitment sales once again accelerated and achieved 39% organic growth. Traditional recruitment grew organically by 7%, the strongest performance of the year.

Gross Margin

Gross margin was 17.8% compared to 18.1% in Q4 2003. Slight pricing pressure is still being experienced but this has moderated since the beginning of 2004. Markets with increased gross margins were the US, Belgium and Germany while the UK and the Netherlands experienced a decline.

Operating Costs

Operating costs were 5% higher on an organic basis at €233 million reflecting increases in personnel costs mainly in the fast growing markets of the US, UK, continental Europe and Australia. Once again, Vedior managed to control costs in spite of the strong increase in sales. SG&A as a percentage of sales improved to 14.2% from 15.0% in Q4 2003.

Operating Income

Operating income (before interest, tax and goodwill amortisation) was €59 million, a 26% organic increase from €47 million in Q4 2003. Currency fluctuations decreased operating income by 2%. Operating income as a percentage of sales improved to 3.6% from 3.1% in Q4 2003.

The average number of shares outstanding in Q4 2004 was 166.1 million (2003: 164.6 million).

Net income and earnings per share

Net income (before goodwill amortisation) increased 30% to €32 million from €24 million in the fourth quarter of last year. Earnings per share (before goodwill) were €0.19, a 36% increase from €0.14 in Q4 2003.

Interest costs for the quarter amounted to €9 million and, for the full year amounted to €41million. The interest rate swaps entered into by the Company in 1999 expired on 3 November 2004.

Net Debt and Cash Flow

Net debt decreased by €103 million during the quarter to €491 million and by €96 million compared to the fourth quarter of 2003. Debtor days were 63, a reduction of one day compared to Q4 2003. Cash flow from operating activities was €64 million compared to €93 million in 2003. Higher operating income was offset by additional working capital requirements to finance sales growth.

Annual Results and IFRS

For Vedior, the operating result before goodwill amortisation and net result before goodwill amortisation are the most relevant internal and external measures of operating performance. Vedior's goodwill mainly relates to the acquisition of Select in 1999 which, in accordance with Dutch accounting standards, is being amortised over a period of seven years.

In 2005, Vedior will adopt International Financial Reporting Standards (IFRS) and report comparable figures for 2004 restated to IFRS. The main impact to the Group's 2004 results restated to reflect IFRS relates to the requirement that goodwill is no longer amortised on a systematic basis but is, instead, tested for impairment annually. As a consequence, Vedior's net result for 2004 under IFRS will increase by €267 million to a profit of €116 million. The other main differences between Dutch Accounting Standards and IFRS, impacting Vedior's net result in 2004 are as follows:

- Costs for stock option plans relating to stock option grants in 2003 and 2004, are charged to the income statement, which results in an additional charge of €3 million in 2004.
- The book profit on the disposal of Niscom, in September 2004, is €5 million lower.
- There will be an additional charge of €1 million in 2004 relating to pension costs.

See Appendix for more detailed information.

Q4 2004 Operating Performance by Geography and Industry Sector

France

- Organic sales increased by 5% compared to Q4 2003.
- Operating income improved by 31% organically helped by a reduction in accruals no longer required of €2 million.
- Professional/executive recruitment up 7% compared to Q4 2003
- Strong growth in IT and engineering.
- Healthcare recruitment market deteriorated in the last quarter of 2004 due to budget cuts in clinics and hospitals.
- Gross margins are relatively stable.

United Kingdom

- Very strong sales improvement continues with 20% organic growth over Q4 2003.
- Operating income increased by 8% organically
- Professional/executive recruitment up 23% compared to Q4 2003 mainly driven by IT, engineering and teleservices sectors.
- Education recruitment sales declined reflecting falling vacancy levels, however, we continue to perform well in a challenging market and achieve high profitability.
- Traditional staffing sales up organically by 12%.

United States

- Organic growth remains high at 27%.
- Operating income increased by 60% organically.
- Professional/executive recruitment up 27% compared to Q4 2003.
- IT and accounting staffing organic sales continue to recover at a high rate of growth.
- Healthcare recruitment grew again and organically by 8%.
- Traditional recruitment sales grew organically by 28%.

Netherlands

- Organic sales growth of 8% compared to Q4 2003.
- Operating income increased by 28% to €4 million, the first quarterly growth in 2004.
- Professional/executive recruitment grew organically by 3% led by a notably strong performance in the IT and interim management sectors. Professional/executive recruitment in the Netherlands is now recovering following a protracted period of decline.
- Traditional staffing continues to accelerate as the market recovers, growing by 10% this quarter. The Vedior brand does particularly well and, again, outperforms the market.

Other Countries

- Belgium grew sales by 8% organically while operating income doubled.
- Southern Europe, particularly Spain and Portugal, was, once again, a strong performing region for the Group.
- Australia increased sales by 9% organically with particular growth in IT, traditional and education sectors and continues to increase its contribution to Group profits.
- The Latin American region flourishes recording organic sales growth in excess of 40%.

Business Development

Vedior is now established in 37 markets compared to 33 at the end of 2003. We continue to seek expansion into new markets in order to provide greater geographical diversity to our earnings stream.

New initiatives launched in Q4 2004 include a new outsourcing business in Malaysia and the merger of Ma Foi's human resources consulting and outsourcing operations in India. These separate units have been combined to provide high-value and fully integrated HR solutions. We continue to make progress in India ahead of our expectations.

In Japan, our new healthcare recruitment business, Supernurse, has got off to a good start in an emerging recruitment market. In 2004, we increased our investment in this company to a majority position.

During the fourth quarter, we started to follow through on the refinements to our business identified within our recent Strategic Review. Regional Plans are being developed to reflect the outcome of the Review alongside a number of other specific changes which have been identified in order to take advantage of opportunities in specific local markets and to reflect differing market profiles.

In January 2005, Vedior disposed of its 100% interest in the Viawerk Group, a provider of temporary light industrial personnel in the Netherlands. The Group already operates two larger and well-established traditional recruitment brands in the Dutch market, Vedior and Dactylo, and upon review of our portfolio management concluded that having a third brand operating in this highly competitive sector provided no strategic advantage.

At the end of 2004, Vedior operated through a worldwide network of 2,245 offices which, on a net basis, is an increase of 20 compared to the prior year.

Payments on (certificates of) ordinary shares

It will be proposed to the Annual General Meeting of shareholders that a payment of €0.20 is made out of distributable reserves on each (certificate of) an ordinary share, representing 30% of profits per share for the year (before goodwill amortization and special items). The total payments on the (certificates of) ordinary shares will be €33 million. The payment on the ordinary shares will be distributed optionally in cash (€) or in (certificates of) ordinary shares, charged to reserves. The distribution will be made on 23 May 2005.The stock payment in (certificates of) ordinary shares will be determined on 17 May 2005 after stock exchange closure on the basis of the average price on this day. The value of the stock payment will be approximately 5% higher than the cash payment. The new (certificates of) ordinary shares to be issued will qualify in full for dividends declared in respect of the financial year ending December 2005.

Preference shares

It will also be proposed to the Annual General Meeting of shareholders that a payment is made out of distributable reserves: on the (certificates of) preference class A and B shares of €0.12 and €6.00 per share (including interim payments) respectively. On the preference class A and B shares interim payments have been distributed at a rate of €0.05 and €2.40 respectively. The total payments on the preference class A and B shares will be €4 million. The distribution will be made on 23 May 2005.

Vedior intends to seek shareholder approval at the annual general meeting to redeem the preference class A shares in 2005 and the preference class B shares within the next two years. The amount required to redeem the class A and class B shares is €50.6 million and €2.7 million respectively. Consultations with the holders of both these classes of preference shares will be held on 24 February 2005.

Management Outlook

We anticipate continued progress from our global operations during the course of 2005 although the economic outlook remains uncertain.

The improvement in the French recruitment market experienced in the final quarter of 2004 is clearly encouraging after a period of stagnation. We estimate that the French recruitment market grew in volume by 1% in January, however, French employment indicators in 2005 are generally positive and pent up demand should lead to an improved market in the IT and engineering sectors as well as VediorBis' industrial professionals, tertiary and construction divisions.

Vedior is experiencing growth in both the professional/executive and traditional parts of its business. We remain convinced of the merits of our strategy and are confident in the strength of our market position.

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our longterm growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda:

28 April 2005	Publication first quarter results
29 April 2005	Annual General Meeting of Shareholders
3 May 2005	Declared ex-payment from reserves
17 May 2005	Publication exchange ratio payment from reserves
23 May 2005	Distribution from reserves made payable
28 July 2005	Publication second quarter results
27 October 2005	Publication third quarter results
2 February 2006	Publication of annual results 2005

For further information, join today's live audio webcast at *www.vedior.com/webcast* starting at 10.00am (CET) or contact the following after the event:

Amsterdam
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

London
Michael Berkeley, Citigate Dewe Rogerson +44 (0)20 7282 2883
Freida Moore, Citigate Dewe Rogerson +44 (0)20 7282 2997

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 31 December 2004	2003	change in %	organic growth
Sales	**1,640**	1,516	8%	11%
Operating income*	**59**	47	24%	26%
Net income*	**32**	24	30%	
Basic earnings per ordinary share* (in €)	**0.19**	0.14	36%	
Number of shares outstanding at 31 December (in millions)	**166.1**	164.6		
Net interest bearing assets and liabilities	**(491)**	(587)	-16%	
Operating working capital	**505**	478	6%	

* before goodwill amortisation

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior N.V. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") which principles are unchanged compared to those included in the 2003 annual report.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recuitment service offered and the geographic region in which the services are delivered. Certain areas within traditional recruitment, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in France, where higher sales are generated during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the summer months.

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	2004	2003	change in %	organic growth
	Three months ended 31 December			
France	**729**	697	5%	5%
United Kingdom	**213**	177	21%	20%
United States	**125**	108	17%	27%
Netherlands	**125**	115	8%	8%
Rest of Europe	**336**	294	14%	12%
Rest of World	**112**	125	-10%	13%
SALES	**1,640**	1,516	8%	11%
France	**27**	20	33%	
United Kingdom	**13**	12	8%	
United States	**5**	4	46%	
Netherlands	**4**	3	28%	
Rest of Europe	**9**	5	77%	
Rest of World	**4**	5	-11%	
	62	49	28%	
Corporate expenses	**(3)**	(2)		
OPERATING INCOME before goodwill amortisation	**59**	47	24%	26%

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	2004	2003	change in %	organic growth
	Three months ended 31 December			
Information Technology	**146**	143	2%	39%
Healthcare	**103**	103	1%	2%
Engineering	**93**	74	25%	25%
Accounting	**62**	52	20%	24%
Education	**27**	29	-8%	-8%
Other sectors*	**90**	71	27%	15%
Professional/Executive	**521**	472	11%	19%
Traditional	**1,119**	1,044	7%	7%
SALES	**1,640**	1,516	8%	11%
Information Technology	**8**	7	31%	
Healthcare	**8**	8	-10%	
Engineering	**4**	3	17%	
Accounting	**1**	2	-16%	
Education	**4**	4	-6%	
Other sectors*	**3**	2	118%	
Professional/Executive	**28**	26	11%	
Traditional	**34**	23	47%	
	62	49	28%	
Corporate expenses	**(3)**	(2)		
OPERATING INCOME before goodwill amortisation	**59**	47	24%	26%

* From 2004, Vedior is reporting its sales derived from outplacement and outsourcing activities as part of Other Professional/Executive. The comparative numbers have been adjusted accordingly.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 December			
	2004	2003	change in %	organic growth
Sales	**1,640**	1,516	8%	11%
Cost of sales	**(1,348)**	(1,242)		
Gross profit	**292**	274	7%	9%
Personnel cost	**(149)**	(138)		
Other operating cost	**(84)**	(89)		
Operating income before goodwill amortisation	**59**	47	24%	26%
Goodwill amortisation	**(68)**	(68)		
Operating result	**(9)**	(21)		
Financial income and expense (net)	**(9)**	(10)		
Result from ordinary operations before taxes	**(18)**	(31)		
Taxation	**(16)**	(12)		
Result from ordinary operations after taxes	**(34)**	(43)		
Income from associates	**-**	1		
Third-party interests	**(2)**	(2)		
Net loss	**(36)**	(44)		
Net income before goodwill amortisation	**32**	24	30%	
Basic loss per ordinary share*	**(0.22)**	(0.27)		
Basic earnings per ordinary share* before goodwill amortisation	**0.19**	0.14	36%	
Diluted earnings per ordinary share* before goodwill amortisation	**0.18**	0.14	29%	

* after payment on preference shares

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Three months ended 31 December	
	2004	2003
Net loss	**(36)**	(44)
Payment on preference shares	**(1)**	(1)
Net loss allocated to holders of (certificates of) ordinary shares	**(37)**	(45)
Goodwill amortisation	**68**	68
Net profit before goodwill amortisation, allocated to holders of (certificates of) ordinary shares	**31**	23
Weighted average number of shares (in millions)	**166.1**	164.6
Basic loss per ordinary share*	**(0.22)**	(0.27)
Basic earnings per ordinary share* before goodwill amortisation	**0.19**	0.14

* after payment on preference shares

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 31 December	
	2004	2003
Operating income before goodwill amortisation	**59**	47
Adjustments for:		
Depreciation	**11**	10
Movement in provisions	**1**	2
Movement in operating working capital	**23**	54
Cash flow from business activities	**94**	113
Financial income and expenses paid (net)	**(18)**	(13)
Corporate taxes paid	**(12)**	(7)
Cash flow from operating activities	**64**	93
Cash flow from/used in investment activities	**21**	(16)
Cash flow used in financing activities	**(97)**	(28)
Balance of cash flows	**(12)**	49
Balance of cash at 1 October	**131**	89
Effects of currency translation	**-**	(1)
Balance of cash at 31 December	**119**	137
Short-term debt	**(135)**	(167)
Short-term interest bearing assets and liabilities	**(16)**	(30)

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	2004	2003	change in %	organic growth*
	Year ended 31 December			
France	**2,859**	2,782	3%	2%
United Kingdom	**840**	679	24%	19%
United States	**495**	447	11%	20%
Netherlands	**478**	486	-2%	-3%
Rest of Europe	**1,273**	1,111	14%	13%
Rest of World	**522**	465	12%	15%
SALES	**6,467**	5,970	8%	8%
France	**88**	78	12%	
United Kingdom	**53**	47	14%	
United States	**21**	14	55%	
Netherlands	**10**	11	-10%	
Rest of Europe	**33**	15	117%	
Rest of World	**23**	20	19%	
	228	185	24%	
Corporate expenses	**(11)**	(11)		
	217	174	24%	21%
Special items	**23**	-		
OPERATING INCOME before goodwill amortisation	**240**	174	37%	

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	2004	2003	change in %	organic growth*
	Year ended 31 December			
Information Technology	**655**	572	15%	27%
Healthcare	**430**	404	7%	6%
Engineering	**363**	290	25%	22%
Accounting	**247**	214	15%	18%
Education	**113**	115	-2%	-6%
Other sectors**	**322**	265	21%	12%
Professional/Executive	**2,130**	1,860	15%	15%
Traditional	**4,337**	4,110	6%	5%
SALES	**6,467**	5,970	8%	8%
Information Technology	**33**	25	35%	
Healthcare	**30**	29	2%	
Engineering	**19**	13	40%	
Accounting	**7**	4	115%	
Education	**15**	16	-8%	
Other sectors**	**13**	7	101%	
Professional/Executive	**117**	94	25%	
Traditional	**111**	91	22%	
	228	185	24%	
Corporate expenses	**(11)**	(11)		
	217	174	24%	21%
Special items	**23**	-		
OPERATING INCOME before goodwill amortisation	**240**	174	37%	

* Organic growth for the year is calculated excluding the impact of currency effects and acquisitions and on a like-for-like basis for the number of business days in Q1.

** From 2004, Vedior is reporting its sales derived from outplacement and outsourcing activities as part of Other Professional/Executive. The comparative numbers have been adjusted accordingly.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

€ in millions, EPS in €	2004	2003	change in %	organic growth
	Year ended 31 December			
Sales	**6,467**	5,970	8%	8%
Cost of sales	**(5,326)**	(4,896)		
Gross profit	**1,141**	1,074	6%	6%
Personnel cost	**(586)**	(554)		
Other operating cost	**(338)**	(346)		
Operating income **before goodwill amortisation and excluding special items**	**217**	174	24%	21%
Special items	**23**	-		
Operating income **before goodwill amortisation**	**240**	174		
Goodwill amortisation	**(276)**	(274)		
Operating result	**(36)**	(100)		
Financial income and expense (net)	**(41)**	(45)		
Result from ordinary operations **before taxes**	**(77)**	(145)		
Taxation	**(66)**	(40)		
Result from ordinary operations **after taxes**	**(143)**	(185)		
Income from associates	**1**	2		
Third-party interests	**(9)**	(10)		
Net loss	**(151)**	(193)		
Net income **before goodwill amortisation and excluding special items**	**113**	81	40%	
Basic loss per ordinary share*	**(0.94)**	(1.20)		
Basic earnings per ordinary share* before goodwill amortisation and excluding special items	**0.73**	0.47	55%	
Diluted earnings per ordinary share* before goodwill amortisation and excluding special items	**0.72**	0.47	53%	

* after payment on preference shares

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ in millions, EPS in €	Year ended 31 December 2004	2003
Net loss	**(151)**	(193)
Payment on preference shares	**(4)**	(4)
Net loss allocated to holders of (certificates of) ordinary shares	**(155)**	(197)
Goodwill amortisation	**276**	274
Net profit before goodwill amortisation, allocated to holders of (certificates of) ordinary shares	**121**	77
Special items (net of tax)	**12**	-
Net profit before goodwill amortisation and excluding special items, allocated to holders of (certificates of) ordinary shares	**109**	77
Weighted average number of shares (in millions)	**165.5**	163.5
Basic loss per ordinary share*	**(0.94)**	(1.20)
Basic earnings per ordinary share* before goodwill amortisation	**0.73**	0.47
Basic earnings per ordinary share* before goodwill amortisation and excluding special items	**0.66**	0.47

* after payment on preference shares

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Year ended 31 December 2004	2003
Operating income before goodwill amortisation	**240**	174
Adjustments for:		
Depreciation	**44**	44
Gain on disposal of discontinued operations	**(23)**	-
Movement in provisions	**1**	(1)
Movement in operating working capital	**(64)**	(6)
Cash flow from business activities	**198**	211
Financial income and expenses paid (net)	**(43)**	(42)
Corporate taxes paid	**(41)**	(35)
Cash flow from operating activities	**114**	134
Cash flow used in investment activities	**(17)**	(52)
Cash flow used in financing activities	**(115)**	(10)
Balance of cash flows	**(18)**	72
Balance of cash at 1 January	**137**	65
Effects of currency translation	**-**	-
Balance of cash at 31 December	**119**	137
Short-term debt	**(135)**	(167)
Short-term interest bearing assets and liabilities	**(16)**	(30)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ in millions	31 December 2004	31 December 2003
Fixed assets		
Intangible fixed assets	**548**	819
Tangible fixed assets	**98**	116
Financial fixed assets	**44**	45
	690	980
Operating working capital	**505**	478
Short-term interest bearing assets and liabilities	**(16)**	(30)
	1,179	1,428
Financed by:		
Long-term liabilities	**475**	557
Provisions	**41**	45
Group equity		
Shareholders' equity	**608**	766
Minority interests	**55**	60
	663	826
	1,179	1,428

Statement of movements in Shareholders' equity:

	2004	2003
Position as at 1 January	**766**	943
Net loss	**(151)**	(193)
Equity issue	**2**	2
Restricted share plan	**2**	4
Dilution on participating interests		1
Payments to shareholders	**(16)**	(17)
Exchange rate differences	**5**	26
Position as at 31 December	**608**	766

Appendix

International Financial Reporting Standards ('IFRS')

As of January 2005, Vedior will report under IFRS instead of generally accepted accounting principles in the Netherlands ('Dutch GAAP'), which applied until the financial year 2004. All companies with securities listed within the European Union are obliged to report in accordance with IFRS from 2005.The 2005 financial statements will include 2004 financial data restated under IFRS to provide comparable information. The effect of the differences between Dutch GAAP and IFRS on the consolidated balance sheet as at 31 December 2004 and the consolidated income statement for the year ended 31 December 2004 are explained below.

IFRS also includes International Accounting Standards ('IASs'), which are published by the International Accounting Standards Board ('IASB'). IFRS applicable to Vedior are those standards (IFRSs and IASs) approved by the European Union. Although most standards have now been approved by the European Commission, some have not including IFRS 2 on Share-based Payments, and IAS 39 on financial instruments. IAS 39 is only partially approved, with two carve-outs relating to the use of the fair value option and fair value hedge accounting. Furthermore, the development of interpretations on all standards is still continuing.

For these reasons, any conclusion on the impact of the adoption of IFRS for Vedior's 2004 consolidated statements is provisional and subject to change.

Due to the delay in approving IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), the European Commission has allowed companies not to apply them to the 2004 comparative figures in the 2005 financial statements. Vedior will apply these standards as from 1 January 2005 only.

The effects of adopting IFRS as at 1 January 2004 will be recorded in Shareholders' equity in the 2004 opening balance sheet.

The amounts mentioned in the paragraphs below are exclusive of any tax effects. These tax effects are however included in the consolidated balance sheets and consolidated income statement presented with this appendix.

1. Goodwill

Under IFRS, goodwill is no longer systematically amortised. Instead, an impairment test will be performed, at least annually.

Furthermore, goodwill will be valued at current exchange rates under IFRS, whereas measurement at historical exchange rates was applicable under Dutch GAAP.

The goodwill amounts in local currency will be translated to Euro at each reporting date and currency differences will be recorded in Shareholders' equity.

As a result of the elimination of goodwill amortisation, the 2004 net result and the carrying value of the goodwill in the balance sheet will increase by €276 million. However, due to movements in exchange rates, the carrying value of the goodwill will decrease by €23 million at 31 December 2004.

2. Goodwill associates

Under Dutch GAAP, goodwill arising on investments in associates was included with goodwill arising on other investments. Under IFRS, this goodwill which amounts to €4 million as at 31 December 2004 will be reclassified under investments in associates and included in the carrying value of associates.

3. Niscom Disposal

In September 2004, our investment in the Japanese company, Niscom, was disposed of.

Under Dutch GAAP the profit on disposal was based on the book value of goodwill as at September 2004. This book value was reduced by goodwill amortised of €5 million in the first nine months of 2004. Under IFRS, this amortisation is added back, which leads to a lower gain on the disposal.

4. Share based payments

Under IFRS, the costs of stock option plans and the Restricted Share Plan ('RSP') are taken into the income statement over the vesting period of the incentives. The value of the equity incentives granted to employees is measured at fair value, including an assessment of the probability that performance targets will be achieved.

Based on IFRS2, the cost of all equity incentives granted in 2003 and 2004 will be expensed through the 2004 consolidated income statement. The costs of incentives provided in earlier years will not be taken into account.

Under Dutch GAAP, only the cost for the Restricted Share Plan was expensed through the income statement. In 2004, an amount of €2 million was expensed for the RSP. The additional costs for the stock option plans under IFRS in 2004 amount to €3 million.

5. Retirement schemes

For defined benefit plans, IFRS requires that the assets and liabilities of the pension fund are accounted for by the employer.

The calculation of the income statement charges and the pension liability, if any, to be included in the balance sheet are based on actuarial assumptions. These assumptions relate principally to future salary increases and investment returns on the funds assets.

The IFRS provision for retirement benefit obligations as at 31 December 2004 amounts to €15 million. The additional income statement charge for 2004 reported under IFRS, amounts to €1 million.

6. Real estate companies in France

In France, the Group owns several small companies which have activities in developing and holding real estate and which were exempt from consolidation under Dutch GAAP, as their activities are not part of our core business. These real estate companies were classified as investments in associates.

Under IFRS this exemption is no longer applicable and all companies where Vedior has management control are required to be consolidated as from January 2004, regardless of the nature of their activities. The impact on the consolidated sales and cost of sales for 2004 is €8 million. The effect on consolidated operating income over the year is nil.

7. Recognition of costs

Under IFRS, the timing of recognition of costs within the year is in some cases different compared to Dutch GAAP. In the US, certain payroll taxes are capped and under Dutch GAAP these costs were spread evenly throughout the year whereas under IFRS these taxes will be recorded when incurred. In the UK, operating costs of the Education business were allocated against revenues based on school terms under Dutch GAAP whereas under IFRS these costs will also be recorded when incurred.

The revised phasing of these costs in 2004 results in €1 million lower operating income in the first and third quarters and €1 million higher operating income in the second and fourth quarters. The impact on operating income for the full year is nil.

Transition effects in 2005

As discussed above, Vedior will start to adopt IAS 32 and 39 on financial instruments as from January 2005. Following the adoption of these standards, the consolidated balance sheet as at 31 December 2005 and consolidated income statement for the year ended 31 December 2005 will be affected by the reclassification of the cumulative preferred shares in the joint-venture which financed the acquisition of Acsys in 2000.

The cumulative preferred shares, amounting to €30 million, are classified as minority interest under Dutch GAAP. Under IFRS these shares will be classified as a loan in the balance sheet as from 1 January 2005.

The dividend on these shares of €2.4 million per annum will be classified as financial expense under IFRS in 2005, whereas under Dutch GAAP this was classified under minority interests.

The company also has a convertible loan of €44 million. The conversion option on this loan together with the conversion option on the preferred shares will be classified as an equity instrument and measured and recognised separately from the loan.

CONSOLIDATED INCOME STATEMENT

(UNAUDITED)

€ in millions	Three months ended 31 March 2004				Three months ended 30 June 2004			
	Dutch GAAP	Effect of adopting IFRS	**IFRS**	**Note**	**Dutch GAAP**	Effect of adopting IFRS	**IFRS**	**Note**
Sales	1,476	1	1,477	6	1,624	4	1,628	6
Cost of sales	(1,211)	(2)	(1,213)	6,7	(1,340)	(4)	(1,344)	6,7
Gross profit	265	(1)	264		284	-	284	
Personnel cost	(141)	(1)	(142)	4,5,7	(145)	-	(145)	4,5,7
Other operating cost	(83)	-	(83)		(85)	-	(85)	
Operating income before goodwill amortisation	41	(2)	39		54	-	54	
Goodwill amortisation	(69)	69	-	1	(70)	70	-	1
Operating result	(28)	67	39		(16)	70	54	
Financial income and expense (net)	(10)	-	(10)		(11)	-	(11)	
Result from ordinary operations before taxes	(38)	67	29		(27)	70	43	
Taxation	(10)	-	(10)	4,5,7	(13)	-	(13)	4,5,7
Result from ordinary operations after taxes	(48)	67	19		(40)	70	30	
Income from associates	-	-	-		-	-	-	
Third-party interests	(2)	-	(2)		(3)	-	(3)	
Net loss / profit	(50)	67	17		(43)	70	27	
Net income before goodwill amortisation and excluding special items	19	(2)	17		27	-	27	

Vedior

CONSOLIDATED INCOME STATEMENT

(UNAUDITED)

€ in millions	Three months ended 30 September 2004				Three months ended 31 December 2004			
	Dutch GAAP	Effect of transition to IFRS	IFRS	Note	Dutch GAAP	Effect of adopting IFRS	IFRS	Note
Sales	1,727	1	1,728	6	1,640	2	1,642	6
Cost of sales	(1,427)	(1)	(1,428)	6,7	(1,348)	(1)	(1,349)	6,7
Gross profit	300	-	300		292	1	293	
Personnel cost	(151)	(2)	(153)	4,5	(149)	(1)	(150)	4,5,7
Other operating cost	(86)	-	(86)		(84)	-	(84)	
Operating income before goodwill amortisation and excluding special items	63	(2)	61		59	-	59	
Special items	23	(5)	18	3	-	-	-	
Operating income before goodwill amortisation	86	(7)	79		59	-	59	
Goodwill amortisation	(69)	69	-	1	(68)	68	-	1
Operating result	17	62	79		(9)	68	59	
Financial income and expense (net)	(11)	-	(11)		(9)	-	(9)	
Result from ordinary operations before taxes	6	62	68		(18)	68	50	
Taxation	(27)	(1)	(28)	4,5,7	(16)	1	(15)	4,5,7
Result from ordinary operations after taxes	(21)	61	40		(34)	69	35	
Income from associates	1	-	1		-	-	-	
Third-party interests	(2)	-	(2)		(2)	-	(2)	
Net loss / profit	(22)	61	39		(36)	69	33	
Net income before goodwill amortisation and excluding special items	35	(3)	32		32	1	33	

Vedior

CONSOLIDATED INCOME STATEMENT

(UNAUDITED)

€ in millions	Full year ended 31 December 2004			
	Dutch GAAP	Effect of adopting IFRS	**IFRS**	**Note**
Sales	6,467	8	6,475	6
Cost of sales	(5,326)	(8)	(5,334)	6,7
Gross profit	1,141	-	1,141	
Personnel cost	(586)	(4)	(590)	4,5,7
Other operating cost	(338)	-	(338)	
Operating income **before goodwill amortisation and excluding special items**	217	(4)	213	
Special items	23	(5)	18	3
Operating income **before goodwill amortisation**	240	(9)	231	
Goodwill amortisation	(276)	276	-	1
Operating result	(36)	267	231	
Financial income and expense (net)	(41)	-	(41)	
Result from ordinary operations **before taxes**	(77)	267	190	
Taxation	(66)	-	(66)	4,5,7
Result from ordinary operations **after taxes**	(143)	267	124	
Income from associates	1	-	1	
Third-party interests	(9)	-	(9)	
Net loss / profit	(151)	267	116	
Net income **before goodwill amortisation and excluding special items**	113	(4)	109	

SALES AND OPERATING INCOME BY GEOGRAPHY - IFRS NUMBERS

(UNAUDITED)

€ in millions	2004 three months ended			
	31-Mar	30-Jun	30-Sep	31-Dec
France	637	733	766	731
United Kingdom	205	209	213	213
United States	118	122	130	125
Netherlands	113	117	123	125
Rest of Europe	275	311	351	336
Rest of World	129	136	145	112
SALES	1,477	1,628	1,728	1,642
France	13	22	26	27
United Kingdom	15	14	11	13
United States	3	5	7	6
Netherlands	2	2	2	3
Rest of Europe	4	8	12	9
Rest of World	6	7	6	4
	43	58	64	62
Corporate expenses	(4)	(4)	(3)	(3)
	39	54	61	59
Special items	-	-	18	-
OPERATING INCOME	39	54	79	59

SALES AND OPERATING INCOME BY INDUSTRY SECTOR

(UNAUDITED)

€ in millions	2004 three months ended			
	31-Mar	30-Jun	30-Sep	31-Dec
Information Technology	155	171	183	146
Healthcare	106	106	115	103
Engineering	84	89	97	93
Accounting	58	60	67	62
Education	37	32	17	27
Other sectors	71	83	84	92
Professional/Executive	511	541	563	523
Traditional	966	1,087	1,165	1,119
SALES	1,477	1,628	1,728	1,642
Information Technology	5	9	10	9
Healthcare	7	7	8	8
Engineering	4	5	6	4
Accounting	2	2	2	1
Education	6	5	-	4
Other sectors	3	3	4	3
Professional/Executive	27	31	30	29
Traditional	16	27	34	33
	43	58	64	62
Corporate expenses	(4)	(4)	(3)	(3)
	39	54	61	59
Special items	-	-	18	-
OPERATING INCOME	39	54	79	59

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

€ in millions	As at 31 March 2004				As at 30 June 2004			
	Dutch GAAP	Effect of adopting IFRS	**IFRS**	Note	**Dutch GAAP**	Effect of adopting IFRS	**IFRS**	Note
Fixed assets								
Intangible fixed assets	752	94	846	1,2	695	153	848	1,2
Tangible fixed assets	115	-	115	6	110	-	110	6
Financial fixed assets	45	6	51	2,6	42	6	48	2,6
	912	100	1,012		847	159	1,006	
Operating working capital	459	15	474	4,5,6	548	17	565	4,5,6
Short-term interest bearing assets and liabilities	(5)	1	(4)	6	(100)	-	(100)	6
	1,366	116	1,482		1,295	176	1,471	
Financed by:								
Long-term liabilities	542	1	543	6	529	1	530	6
Provisions	44	21	65	5	45	22	67	5
Group equity								
Shareholders' equity	718	94	812		660	153	813	
Minority interests	62	-	62		61	-	61	
	780	94	874	all	721	153	874	all
	1,366	116	1,482		1,295	176	1,471	

Vedior

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

€ in millions	As at 30 September 2004				As at 31 December 2004				
	Dutch GAAP	Effect of adopting IFRS	IFRS	Note	Dutch GAAP	Effect of adopting IFRS	IFRS	Note	Opening balance IFRS 1 Jan 2004
Fixed assets									
Intangible fixed assets	615	207	822	1,2,3	548	244	792	1,2,3	812
Tangible fixed assets	101	-	101	6	98	-	98	6	116
Financial fixed assets	41	6	47	2,6	44	3	47	2,6	51
	757	213	970		690	247	937		979
Operating working capital	568	9	577	4,5,6	505	11	516	4,5,6	500
Short-term interest bearing assets and liabilities	(60)	-	(60)	6	(16)	-	(16)	6	(30)
	1,265	222	1,487		1,179	258	1,437		1,449
Financed by:									
Long-term liabilities	534	1	535	6	475	1	476	6	558
Provisions	40	14	54	5	41	15	56	5	72
Group equity									
Shareholders' equity	638	207	845		608	242	850		759
Minority interests	53	-	53		55	-	55		60
	691	207	898	all	663	242	905	all	819
	1,265	222	1,487		1,179	258	1,437		1,449